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                                UNITED STATES
                      SECURITIES AND EXCHANGE COMMISSION
                            Washington, D.C.  20549

                                 SCHEDULE 13G

                   Under the Securities Exchange Act of 1934

                          (Amendment No._____3_______)*


               INTERNATIONAL ASSETS HOLDING CORPORATION
             -----------------------------------------------------
                                (Name of Issuer)

                              COMMON SHARES
             -----------------------------------------------------
                           (Title of Class of Securities)

                                  459028106
             -----------------------------------------------------
                                 (CUSIP Number)

                            February 14, 1999
             -----------------------------------------------------
            (Date of Event Which Requires Filing of this Statement)


Check the appropriate box to designate the rule pursuant to which this schedule is filed:




_X___ Rule 13-d-1(b)

____  Rule 13-d-1(c)

____  Rule 13-d-1(d)



*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).


Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.



                               Page 1 of 6 Pages

CUSIP No. __459028106



--------------------------------------------------------------------------------
   1   NAME OF REPORTING PERSON
       I.R.S. Identifications Nos. of above persons (entities only).

       THE INTERNATIONAL ASSETS ADVISORY CORPORATION EMPLOYEE STOCK
       OWNERSHIP PLAN AND TRUST   59-6993257
--------------------------------------------------------------------------------
   2   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP. (See Instructions)
(a) [ ]

(b) [ ]


--------------------------------------------------------------------------------
   3   SEC USE ONLY




--------------------------------------------------------------------------------
   4   CITIZENSHIP OR PLACE OF ORGANIZATION


       FLORIDA

--------------------------------------------------------------------------------
   NUMBER OF      5    SOLE VOTING POWER
     SHARES            N/A
  BENEFICIALLY    --------------------------------------------------------------
    OWNED BY      6    SHARED VOTING POWER
      EACH
                       N/A
   REPORTING      --------------------------------------------------------------
     PERSON       7    SOLE DISPOSITIVE POWER
      WITH:
                       308,580
                  --------------------------------------------------------------
                  8    SHARED DISPOSITIVE POWER

                       N/A
--------------------------------------------------------------------------------
   9   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON


                        308,580
--------------------------------------------------------------------------------
  10   CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
       (See Instructions)

                         N/A
--------------------------------------------------------------------------------
  11   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

                         20.90

--------------------------------------------------------------------------------
  12   TYPE OF REPORTING PERSON (See Instructions)

                         EP


--------------------------------------------------------------------------------



                               Page 2 of 6 Pages

Item 1.

    (a)   Name of Issuer:

          INTERNATIONAL ASSETS HOLDING CORPORATION

    (b)   Address of Issuer's Principal Executive Offices:

          250 PARK AVENUE SOUTH, SUITE 200
Item 2.

    (a)   Name of Person Filing:
          THE INTERNATIONAL ASSETS ADVISORY CORPORATION EMPLOYEE STOCK OWNERSHIP PLAN AND TRUST (THE "ESOP")

    (b) Address of Principal Business Office or, if none, Residence 250 PARK AVENUE SOUTH, SUITE 200
          WINTER PARK, FLORIDA 32789
    (c)   Citizenship:
          FLORIDA

    (d)   Title of Class of Securities:

          COMMON STOCK

    (e)   CUSIP Number:
          459028106

Item 3. If this statement is filed pursuant to SS 240.13d-1(b), or 240.13d-2(b)or check whether the person filing is a:

            (a)   ____  Broker or Dealer  registered under Section  15 of  the
                        Act (15 U.S.C. 78o).

            (b)   ____  Bank as defined in section 3(a)(6) of the Act (15 U.S.C.
                        78c).

            (c)   ____  Insurance Company  as defined  in section  3(a)(19) of the Act (15 U.S.C.78c).

            (d)   ____  Investment Company registered under  section 8 of  the
                        Investment Company Act of 1940 (15 U.S.C. 80a-8).

            (e)   ____  An investment adviser in accordance with S240.13d-1(b)
                        (1)(ii)(E);

            (f)   ____  An employee benefit plan or endowmentfund in accordance with S240.13d-1(b)(1)(ii)(F);

            (g)   ____  A parent  holding  company or control person in
                        accordance with S240.13d-1(b)(1)(ii)(G);

            (h)   ____  A savings association as defined in Section 3(b) of the
                        Federal Deposit Insurance Act (12 U.S.C. 1813);

            (i)   ____  A church that is excluded from the definition of an
                        investment company under section 3(c)(14) of the Investment Company Act of 1940 (15 U.S.C. 80a-3);

                               Page 4 of 6 Pages

            (j)   ____  Group, in accordance with S2403d-1(b)(1)(ii)(J)


Item 4.     Ownership.

     Provide the following information regarding the aggregate number and percentage of the class of securiites of the issuer identified in Item 1.

     (a)  Amount beneficially owned:

          308,580

     (b)  Percent of class:
          20.9%

     (c)  Number of shares as to which the person has:

         (i)     Sole power to vote or to direct the vote    N/A.

         (ii)    Shared power to vote or to direct the vote  N/A.

         (iii)   Sole power to dispose or to direct the disposition of 308,580.

         (iv) Shared power to dispose or to direct the disposition of N/A.



Item 5.     Ownership of Five Percent or Less of a Class.



Item 6.     Ownership of More Than Five Percent on Behalf of Another Person.

            THE PARTICIPANTS OF THE ESOP WHO HAVE BEEN ALLOCATED SHARES PURSUANT TO THE ESOP PLAN HAVE THE RIGHT TO RECEIVE DIVIDENDS AND THE RIGHT TO RECEIVE PROCEEDS FROM THE SALE OF THESE SECURITIES.

Item 7. Identification and Classification of the Subsidiary which Acquired the Security Being Reported on By the Parent Holding Company.
            N/A

Item 8.     Identification and Classification of Members of the Group.

            N/A

Item 9.     Notice of Dissolution of Group.

            N/A

Item 10.    Certification.

            By signing below I/we certify that, to the best of my knowledge and belief, the securities referred to above were acquired in the ordinary course of business and were not acquired for the purpose of and do not have the effect of changing or influencing the control of the issuer of such securities and were not acquired in connection with or as a participant in any transaction having such purpose or effect.

                                        Signature.

                                        NANCEY M. MCMURTRY
                                        ____________________________________
                                                   Name
                                        /S/ NANCEY M. MCMURTRY
                                        _____________________________________
                                                   Signature
                                        NANCEY M. MCMURTRY, TRUSTEE

                                        _____________________________________


                                                   Name/Title